Mischa Fisher
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Madeleine MacRae • 8:29 AM

Mischa,
Your work is always so impeccable. THANK YOU. This is one of the best Home Improvement/ Home Services research pieces I've seen. BRAVO!

I used one of your data points and gave it an attribution in my Wefunder crowdfunding pitch. I would absolutely love it if you could take a peek at it let me know what you think:
https://wefunder.com/homepro.toolbox/

- Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


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